DB

19008067

SECURI[TIES AND EXCHANGE COMMISSIO]N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEI SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 EAST SEVENTH STREET, SUITE 1300
(No. and Street)

SAINT PAUL	MINNESOTA	55101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEITH PETERSEN/ROBERT P JOHNSON — 651—227—7333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOULAY PLLP
(Name – *if individual, state last, first, middle name*)

7500 FLYING CLOUD DR., SUITE 800	MINNEAPOLIS	MINNESOTA	55344
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ROBERT P JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEI SECURITIES, INC., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

LINDSEY M. BAUMANN
NOTARY PUBLIC
MINNESOTA
My Commission Expires 01-31-2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statements of Financial Condition.
- ☒ (c) Statements of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 or Regulation S-X).
- ☒ (d) Statements of Changes in Financial Condition.
- ☒ (e) Statements of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. (Statement of Operations & Retained Earnings)
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (1)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (1)
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (1)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (1)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) Not Applicable.

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of AEI Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of AEI Securities, Inc. (the Company) as of December 31, 2018 and 2017, the related statements of operations and retained earnings, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I, Schedule II, and Schedule III has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boulay PLLP

Boulay PLLP

We have served as AEI Securities, Inc.'s auditor since 1986.

Minneapolis, Minnesota
February 26, 2019

AEI SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2018	December 31, 2017
Assets:		
Cash	$ 420,255	$ 612,075
Receivable from Related Companies	6,890	4,460
Miscellaneous Receivable	3,685	0
Prepaid Expenses	2,004	2,022
Total Assets	$ 432,834	$ 618,557

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2018	December 31, 2017
Liabilities:		
Commissions Payable	$ 202,507	$ 68,259
Payable to Related Companies	8,575	5,172
Total Liabilities	211,082	73,431
Commitments and Contingencies	0	0
Stockholder's Equity:		
Common Stock – 2,500 shares authorized, issued and outstanding	12,500	12,500
Additional Paid-In-Capital	37,500	37,500
Retained Earnings	171,752	495,126
Total Stockholder's Equity	221,752	545,126
Total Liabilities and Stockholder's Equity	$ 432,834	$ 618,557

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

OPERATIONS

	Years Ended December 31	
	2018	2017
Revenues:		
Commissions	$ 1,176,635	$ 1,694,018
Interest	3,503	1,551
Total Revenues	1,180,138	1,695,569
Expenses:		
Commissions Reallowed	967,871	1,483,625
General and Administrative	5,641	12,211
Total Expenses	973,512	1,495,836
Net Income	206,626	199,733

RETAINED EARNINGS

Balance, beginning of year	495,126	495,393
Distributions to Stockholder	(530,000)	(200,000)
Balance, end of year	$ 171,752	$ 495,126

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.
STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2018	**2017**
Cash Flows from Operating Activities:		
Net Income	$ 206,626	$ 199,733
Adjustments to Reconcile Net Income To Net Cash Provided by Operating Activities:		
(Increase) Decrease in Receivable from Related Companies	(2,430)	4,639
(Increase) Decrease in Miscellaneous Receivable	(3,685)	0
(Increase) Decrease in Prepaid Expenses	18	623
Increase (Decrease) in Commissions Payable	134,248	34,510
Increase (Decrease) in Payable to Related Companies	3,403	(9,397)
Total Adjustments	131,554	30,375
Net Cash Provided By Operating Activities	338,180	230,108
Cash Flows from Financing Activities:		
Distributions to Stockholder	(530,000)	(200,000)
Net Increase (Decrease) in Cash	(191,820)	30,108
Cash, beginning of year	612,075	581,967
Cash, end of year	$ 420,255	$ 612,075

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

(1) Summary of Organization and Significant Accounting Policies –

Organization

AEI Securities, Inc. ("Company") is a licensed broker-dealer under the jurisdiction of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as a wholly owned subsidiary of AEI Capital Corporation ("ACC"). Robert P. Johnson is President of the Company and is the President and majority stockholder of ACC. Mr. Johnson is also the sole stockholder and President of AEI Fund Management, Inc., which provides management services to the Company.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue From Contracts With Customers (Topic 606)," ("ASU 2014-09") that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue that is recognized.

Effective January 1, 2018, the Company adopted ASU 2014-09. No cumulative adjustment to stockholder's equity was required, as no material arrangements prior to the adoption were impacted by the new pronouncements.

The revenue stream in the discussion below includes revenue that is within the scope of Topic 606. Interest income is deemed out of scope and is excluded. Revenue generated is from a single transaction price, and there is no need to allocate the amounts across more than a single revenue stream. The Company has identified similar performance obligations under ASC 606 as compared with previous guidance. As a result, the timing of the recognition of revenue remains the same under ASC 606 as it was under previous revenue guidance.

The Company's analysis of the timing of revenue recognition for each revenue stream is based upon an analysis of individual contract terms. Performance obligations could, however, change from time to time if and when existing contracts are modified or new contracts are entered into. These changes could potentially affect the timing of satisfaction of performance obligations, the determination of the transaction price, and the allocation of the price to performance obligations. The Company's revenue stream is satisfied at a point in time. The judgments are continually reviewed and monitored by the Company when new contracts or contract modifications occur. The transaction price is set and is not subject to significant (or any) judgement at the current time.

The Company's major source of income is commissions earned on the sale of units in limited partnerships that have been organized by affiliated entities. Revenue is recognized when the proceeds from the sale of units are accepted by the affiliated entities. The Company believes that the performance obligation is satisfied on the date accepted as that is when the underlying purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer. Costs associated with commission transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded, and are recorded on a gross basis within operating expenses in the statements of operations as we are acting as a principal in the arrangement.

Financial Statement Presentation

The accounts of the Company are maintained on the accrual basis of accounting for both federal income tax purposes and financial reporting purposes.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash Concentrations of Credit Risk

The Company's cash is deposited in one financial institution and at times during the year it may exceed FDIC insurance limits.

Income Taxes

The Company is a qualified subchapter S subsidiary of ACC. As a result, the income of the Company is treated as belonging to the parent corporation, ACC. In general, no recognition has been given to income taxes in the accompanying financial statements. Primarily due to the S Corporation tax status, the Company does not have any significant tax uncertainties that would require recognition or disclosure.

(2) Related Party Transactions –

The Company and its affiliates have common management and utilize the same facility. As a result, certain general and administrative expenses are allocated among these related companies. The Company was reimbursed for certain general and administrative costs by limited partnerships whose offerings were underwritten by the Company. In 2018 and 2017, these reimbursements totaled $79,005 and $52,674, respectively. These costs consisted of license fees, broker bond insurance, FINRA filing costs, professional fees and overhead costs necessary to maintain the Company as a licensed broker-dealer with FINRA.

(3) Net Capital Requirements –

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This Rule provides that aggregate indebtedness, as defined, may not exceed 15 times net capital, as defined. Alternatively, the Company's net capital may not be less than $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater. As of December 31, 2018 and 2017, the Company had adjusted net capital of $209,173 and $538,644, respectively, which exceeded the required adjusted net capital by $195,101 and $533,644, respectively. As of December 31, 2018 and 2017, the ratio of aggregate indebtedness to net capital was 1.01 to 1 and .14 to 1, respectively.

(4) Subsequent Events –

The Company has evaluated subsequent events through February 26, 2019, the date that the financial statements were available to be issued. Subsequent events, if any, were disclosed in the appropriate note in the Notes to Financial Statements.

SCHEDULE I

AEI SECURITIES, INC.
COMPUTATION OF NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Total Assets	$	432,834
Less – Aggregate Indebtedness		211,082
Unadjusted Capital		221,752
Adjustments:		
Receivable from Related Companies		(6,890)
Miscellaneous Receivable		(3,685)
Prepaid Expenses		(2,004)
Adjusted Net Capital	$	209,173
Ratio of Aggregate Indebtedness to Adjusted Net Capital		1.01:1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in AEI Securities, Inc.'s unaudited December 31, 2018 Part IIA FOCUS filing. There were no material inadequacies found to exist or to have existed since the previous audit.

SCHEDULE II

AEI SECURITIES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
AND THE COMPUTATION FOR DETERMINATION
OF THE RESERVE REQUIREMENTS
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

AEI Securities, Inc. is exempt from Rule 15c3-3 as it does not carry customer funds or securities. Thus, no reconciliation is necessary.

SCHEDULE III

AEI SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

AEI Securities, Inc. is exempt from Rule 15c3-3 under Subparagraph k(2)(i) as it does not possess, control or otherwise hold customer funds or securities.

See Report of Independent Registered Public Accounting Firm

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of AEI Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) AEI Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which AEI Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) AEI Securities, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. AEI Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AEI Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota
February 26, 2019

AEI SECURITIES, INC.
EXEMPTION REPORT

Pursuant to Securities Exchange Act Rule 17a-5, “Reports to be made by certain brokers and dealers”, AEI Securities, Inc. (the “Company”), states that to the best of its knowledge and belief:

1. The Company claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(i) from January 1, 2018 – December 31, 2018.

2. The Company has met the identified exemption provisions under Rule 15c3-3 for the most recent fiscal year without exception.

AEI SECURITIES, INC.

I, Robert P. Johnson, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Robert P. Johnson
President

February 27, 2019

1300 Wells Fargo Place, 30 East Seventh Street, St. Paul, MN 55101
VOICE 800-328-3519 | FAX 651-227-7705 | WEBSITE www.aeifunds.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: AEI SECURITIES, INC. [13]

SEC. FILE NO.: 8-16750 [14]

FIRM ID NO.: 6158 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1300 WELLS FARGO PLACE, 30 SEVENTH STREET EAST [20]
(No. and Street)

ST. PAUL [21] (City)   MN [22] (State)   55101-4901 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/18 [24]

AND ENDING (MM/DD/YY): 12/31/18 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

KEITH PETERSEN/ROBERT JOHNSON [30]   (651) 227-7333 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?   YES [ ] 40   NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26th day of February 2019

Manual Signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER			
AEI SECURITIES, INC.	N	3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/18 [99]
SEC FILE NO. 8-16750 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

		Allowable	Non-Allowable	Total
1. Cash		$ 420,255 [200]		$ 420,255 [750]
2. Receivables from brokers or dealers:				
A. Clearance account		[295]		
B. Other		[300]	$ [550]	[810]
3. Receivables from non-customers		[355]	10,575 [600]	10,575 [830]
4. Securities and spot commodities owned, at market value:				
A. Exempted securities		[418]		
B. Debt securities		[419]		
C. Options		[420]		
D. Other securities		[424]		
E. Spot commodities		[430]		[850]
5. Securities and/or other investments not readily marketable:				
A. At cost	$ [130]			
B. At estimated fair value		[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[460]	[630]	[880]
A. Exempted securities	$ [150]			
B. Other securities	$ [160]			
7. Secured demand notes:		[470]	[640]	[890]
Market value of collateral:				
A. Exempted securities	$ [170]			
B. Other securities	$ [180]			
8. Memberships in exchanges:				
A. Owned, at market	$ [190]			
B. Owned, at cost			[650]	
C. Contributed for use of the company, at market value			[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.		[490]	[680]	[920]
11. Other assets		[535]	2,004 [735]	2,004 [930]
12. Total Assets		$ 420,255 [540]	$ 12,579 [740]	$ 432,834 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
AEI SECURITIES, INC. as of 12/31/18

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other		202,507	1115		1305	202,507	1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		8,575	1205		1385	8,575	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders	$ [970]						
2. Includes equity subordination (15c3-1(d)) of	$ [980]						
B. Securities borrowings, at market value					1410		1720
from outsiders	$ [990]						
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders	$ [1000]						
2. includes equity subordination (15c3-1(d)) of	$ [1010]						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 211,082	1230	$	1450	$ 211,082	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			12,500	1792
C. Additional paid-in capital			37,500	1793
D. Retained earnings			171,752	1794
E. Total			221,752	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 221,752	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 432,834	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
AEI SECURITIES, INC. — as of 12/31/18

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	221,752	3480
2. Deduct ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				221,752	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	221,752	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	12,579	3540		
B. Secured demand note deficiency			3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges			3600		
D. Other deductions and/or charges			3610	(12,579)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	209,173	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$		3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Exempted securities			3735		
2. Debt securities			3733		
3. Options			3730		
4. Other securities			3734		
D. Undue concentration			3650		
E. Other (List)			3736	( )	3740
10. Net Capital			$	209,173	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

AEI SECURITIES, INC. as of 12/31/18

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	14,072	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	14,072	3760
14. Excess net capital (line 10 less 13)	$	195,101	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	188,065	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	211,082	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	211,082	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	100.91	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

AEI SECURITIES, INC.

For the period (MMDDYY) from 10/01/18 [3932] to 12/31/18 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profits (losses) from underwriting and selling groups		359,713	3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		935	3995
9. Total revenue	$	360,648	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers					4120
11. Other employee compensation and benefits					4115
12. Commissions paid to other brokers-dealers				321,459	4140
13. Interest expense					4075
a. Includes interest on accounts subject to subordination agreements		4070			
14. Regulatory fees and expenses					4195
15. Other expenses				1,581	4100
16. Total expenses			$	323,040	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$	37,608	4210
18. Provision for Federal income taxes (for parent only)					4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above					4222
a. After Federal income taxes of		4238			
20. Extraordinary gains (losses)					4224
a. After Federal income taxes of		4239			
21. Cumulative effect of changes in accounting principles					4225
22. Net income (loss) after Federal income taxes and extraordinary items			$	37,608	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	2,959	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
AEI SECURITIES, INC.

For the period (MMDDYY) from 10/01/18 to 12/31/18

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 514,144	4240
A. Net income (loss)			37,608	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)	330,000	4270
2. Balance, end of period (from item 1800)			$ 221,752	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

AEI SECURITIES, INC. as of 12/31/18

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) $ ________ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... X [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

________ [4335] ________ [4570]

D. (k) (3) - Exempted by order of the Commission .... ________ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with- drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c) (2) (iv) Liabilities

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
AEI Securities, Inc.
Saint Paul, Minnesota

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by AEI Securities, Inc (the Company) and the SIPC solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Boulay PLLP

Minneapolis, Minnesota
February 26, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******2097*********************MIXED AADC 220
16750 FINRA DEC
AEI SECURITIES INC
1300 WELLS FARGO PLACE
30 7TH ST E
SAINT PAUL, MN 55101-4914

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert P Johnson 651.227.7333

2. A. General Assessment (item 2e from page 2) $ 318

B. Less payment made with SIPC-6 filed (**exclude interest**) (202)

7/25/18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 116

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 116

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 116

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AEI SECURITIES INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26th day of February, 2019.

CHIEF EXECUTIVE OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,180,138
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Commissions reallowed to participating broker-dealers from revenue associated with the sale of LP units. (Deductions in excess of $100,000 require documentation)	967,871
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	967,871
2d. SIPC Net Operating Revenues	$ 212,267
2e. General Assessment @ .0015	$ 318
	(to page 1, line 2.A.)

AEI
NET LEASE INCOME FUND 36
$200,000,000 of Limited Partnership Units
Offering Price: $10.00 per Unit
Minimum Purchase: 2,500 Units

AEI Net Lease Income Fund 36 ("Fund 36" or "the Fund") will acquire, without debt, a diversified portfolio of net leased, single tenant, income-producing commercial properties that are 100% leased to major national and regional creditworthy corporate tenants. The investment goals of Fund 36 are to provide current income, capital growth potential, and comparatively lower investment risk than real estate funds that utilize leverage. The General Partner expects to actively manage the Fund's assets, which means that the Fund intends to sell properties from time to time, distribute some or all of the proceeds from the sale, and reinvest the remaining proceeds in similar properties. Not earlier than five years nor later than seven years following completion of the Fund's offering phase, the General Partner will present for vote by the Fund's investors the alternative of liquidating its assets and terminating operations or continuing to operate. If the holders of a majority of the outstanding units vote to liquidate, the Fund will undertake an orderly disposition of its assets and wind up its business. If the holders of a majority of the outstanding units vote to continue its operations, then the Fund will do so, and solicit a vote by its investors on the same question in another five years. Any other action by limited partners, whether for liquidation or otherwise, requires an affirmative vote of holders of at least two-thirds of the then outstanding units.

Fund 36 is offering 20,000,000 units of limited partnership interest at a price of $10.00 per unit to investors who qualify as "Accredited Investors" under federal securities laws. The General Partner may supplement this Memorandum to increase the size of the offering by up to an additional 10,000,000 units if it is oversubscribed. The price per unit is $9.30 if investors are purchasing through an investment advisor who does not receive a commission on the transaction. The minimum purchase is 2,500 units. If the Fund has not received orders and payment for 100,000 units before March 31, 2018, all subscriptions will be returned to investors and the offering will be terminated. This offering will continue through June 30, 2020 or until such time as the Fund is fully subscribed.

Investors must rely upon their own examination of this Memorandum in making a decision to invest. No regulatory authority has recommended this investment and no regulatory authority has confirmed the accuracy or adequacy of this Memorandum. Any representation to the contrary is a criminal offense. Fund 36 has not registered the sale of these units under federal or state securities laws and the units will therefore be "restricted securities" under those laws. Accordingly, investors may not resell the units without registering their sale, or providing the Fund with an opinion of counsel that the sale is exempt from registration. The Fund is not required to register the units or to facilitate the development of a market in the units and does not expect a market to develop. Because of these limitations, the units may not be readily saleable or transferable and investors must, therefore, purchase them for investment and not for resale. Investors are advised to read the "Risks" detailed on pages 7 to 12 of this Memorandum. The General Partner believes the most significant investment risks include the following:

- Investors will not be able to evaluate properties prior to their purchase by the Fund.
- The General Partner will receive compensation from the Fund whether it operates profitably or not.
- The General Partner will be subject to conflicts of interest in managing the Fund.
- The General Partner will make all operating decisions for the Fund, including when to purchase and sell properties.
- The timing of the purchase and sale of properties may expose the Fund to changing rental rates and property prices.

Fund 36 has retained AEI Securities, Inc., an Affiliate, to act as dealer-manager for this offering. AEI Securities will endeavor to form a selling group of FINRA securities dealers to offer the units to accredited investors on a "best efforts" basis. The following table shows the net proceeds that the Fund expects to receive from this offering.

		Total	
	Per Unit	Minimum	Maximum
Offering price	$ 10.00	$1,000,000	$200,000,000
Commissions	.70	70,000	14,000,000
Dealer-Manager Fee	.15	15,000	3,000,000
Organization and offering costs (at cost)	.35	35,000	7,000,000
Proceeds to Fund 36	$ 8.80	$ 880,000	$176,000,000

AEI SECURITIES, INC.
1300 Wells Fargo Place, 30 East Seventh Street, St. Paul, MN 55101
800-328-3519 • *aeifunds.com*